Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-146620 of our report dated October 9, 2007, except for Note 7, as to which the date is December 14, 2007, relating to the financial statements of Sapphire Industrials Corp. (a corporation in the development stage) (which report expresses an unqualified opinion and includes an explanatory paragraph that states Sapphire Industrials Corp.’s business plan is dependent upon completion of adequate financing through a Proposed Public Offering, which raises substantial doubt about its ability to continue as a going concern) appearing in the prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

New York, New York

December 27, 2007